 Integra Resources Corp.

Management's Discussion and Analysis

For the Three-Month Periods Ended

March 31, 2022 and 2021

Expressed in US Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three-month period ended March 31, 2022, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance, and present and future business environment.

This MD&A has been prepared by management as at May 11, 2022 and should be read in conjunction with the unaudited interim condensed consolidated financial statements of Integra for the three-month periods ended March 31, 2022 and 2021 and the Company's audited consolidated financial statements for the years ended December 31, 2021 and 2020 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). Further information on the Company can be found on SEDAR at www.sedar.com and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration, and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar gold and silver project ("DeLamar Project"), consisting of the neighboring DeLamar Deposit and Florida Mountain Deposit ("Florida Mtn" or "Florida Mountain") in the heart of the historic Owyhee County mining district in southwestern Idaho. The management team comprises the former executive team from Integra Gold Corp. The Company announced a positive Pre-Feasibility Study ("PFS") in February 2022.

As of May 11, 2022, the officers and directors of the Company were:

George Salamis President, Director and CEO

Andrée St-Germain Chief Financial Officer

Max Baker Vice President Exploration

Timothy Arnold Chief Operating Officer

Joshua Serfass Executive VP, Corporate Development and Investor Relations

Leanne Nakashimada Corporate Secretary

Stephen de Jong Chairman and Director

David Awram Director

Timo Jauristo Director

                    Anna Ladd-Kruger Director

       C.L. "Butch" Otter Director

                    Carolyn Clark Loder Director

The Company is incorporated under the Business Corporations Act (British Columbia) (the "BCBCA").

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture Exchange ("TSX-V"), under the trading symbol "ITR" and trades in the United States on the NYSE American under the stock symbol "ITRG".

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Q1 2022 IN REVIEW AND RECENT EVENTS

CORPORATE

The Company announced on February 9, 2022 the positive results from its PFS. See "Properties" section below for further details. The NI 43-101 technical report was filed on SEDAR on March 28, 2022.

The Company announced on April 21, 2022 its strategy to advance permitting and development of a simple, low-cost heap leach stage as a stand-alone mine project capable of producing an average of 136,000 ounces ("ozs") per year of gold equivalent ("AuEq").

See "2022 Outlook" section below for further details on the Company's strategy.

Covid-19

For the safety of all employees, the Company closed its corporate office (Vancouver, BC) in mid-March 2020 as a result of the COVID-19 global outbreak.  All corporate employees continue to work remotely from home, with some employees now working periodically at the office. One of the most impacted activities at the corporate level has been the ability to travel due to travel bans and safety risks. Regular site visit activities in Idaho did resume in the second half of 2021 by various senior staff members.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Russia-Ukraine military conflict

To date, the Russo-Ukrainian conflict has not had a direct impact on the Company, as it does not have any significant exposure in either Russia or Ukraine from a business or personnel perspective. However, the developing conflict may have an adverse impact on the Company's assets, liabilities, and overall financial condition as well as on the Company's project development and operational costs.

Please refer to the "Risk and Uncertainties" section below for further details.

EXPLORATION

Drilling

The Company completed a total of 2,492 m of core drilling at DeLamar deposit in Q1 2022.

Florida Drilling

On February 24, 2022, the Company announced drilling results from the Florida Mountain Area outside of the current Mineral Resource and Reserve estimate included in the DeLamar Report.

Florida Mountain Area drilling highlight intercepts included*:

  Drill hole FME-21-130

⮚ 1.79 g/t Au and 45.17 g/t Ag (2.37 g/t AuEq) over 90.98m

  Including 0.15 g/t Au and 155.52 g/t Ag (2.16 g/t AuEq) over 6.25m
  Including 9.32 g/t Au and 174.41 g/t Ag (11.57 g/t AuEq) over 12.65m
  Including 1.86 g/t Au and 18.84 g/t Ag (2.10 g/t AuEq) over 15.55m

* Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); Intervals reported are uncapped.

BlackSheep and DeLamar Drilling

On March 17, 2022, the Company announced drilling results from an exploration drill program at Sullivan Gulch located east-southeast of the DeLamar Area.

Sullivan Gulch drilling highlight intercepts included*:

  Drill hole IDM-22-226

⮚ 0.54 g/t Au and 66.42 g/t Ag (1.40 g/t AuEq) over 12.19m

  Including 0.99 g/t Au and 293.00 g/t Ag (4.76 g/t AuEq) over 2.02m
  Drill hole IDM-22-227

⮚ 6.76 g/t Au and 309.38 g/t Ag (10.75 g/t AuEq) over 9.14m

  Including 104.28 g/t Au and 4,818 g/t Ag (166.28 g/t AuEq) over 0.46m
  Including 3.55 g/t Au and 143.55 g/t Ag (5.40 g/t AuEq) over 2.90m

⮚ 3.71 g/t Au and 22.73 g/t Ag (4.01 g/t AuEq) over 12.20m

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021
  Including 25.54 g/t Au and 88.04 g/t Ag (26.68 g/t AuEq) over 1.52m

⮚ 4.94 g/t Au and 269.19 g/t Ag (8.40 g/t AuEq) over 7.02m

  Including 7.06 g/t Au and 384.86 g/t Ag (12.01 g/t AuEq) over 4.58m
  Including 16.01 g/t Au and 779.00 g/t Ag (26.04 g/t AuEq) over 1.53m

* Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); Intervals reported are uncapped.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the DeLamar Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to AAL in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption ("AA") finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

See "Properties - Sampling, Analysis and Data Verification" below with respect to the DeLamar Report.

DEVELOPMENT

Drilling:

Metallurgical Drilling:

The Company continued its metallurgical drilling program in 2022 and drilled a total of 653 m this year.

Permitting:

On February 24, 2022, the Company announced that it received positive approval from the BLM through an environmental assessment authorizing an underground development and exploration drill program at the Florida Mountain Area.

Integra submitted the completed soils and cultural resources technical reports for baseline surveys completed in 2021 and received and started to address comments from the agencies on the aquatic resources and wildlife technical reports for baseline surveys completed in 2021.  Integra received agency approval on the proposed humidity cell testing program to support the geochemistry program with approval to begin the testing process.  Humidity cells were initiated in late February at ACZ Labs in Colorado and the first set of column test of samples were collected and tested at the end of April. Integra also received agency approval on the proposed groundwater hydrogeologic modeling work plan as well as the PM10 air quality management plan for 2022 and beyond.  The 2021 Meteorological Station annual report and the PM10 Q4 Data Summary Report was submitted in early February.

Integra completed Q1 surface water and groundwater sampling events in late January and early February.  Continued coordination with BLM, IDL, IDEQ, IDFG, IDWR, U.S. Army Corps of Engineers and OEMR on project studies and proposed timelines including:

  Baseline Geochemical Characterization - Data Analysis and Interpretation for MWMP and HCT Sample Selection meeting and submittal of memo to    BLM;
  Wildlife aerial raptor nest surveys/protocols;
  Cultural resource inventory data for use in site and exploration planning;

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021
  PFS mine features revisions with all contractors for the 2022 surveys  including revisions to plans of study for all resources;
  Visual resources inventory data from BLM to be used in future visual resource analysis, and;
  Signed Conflict of Interest MOU for SWCA's independent teams to assist with greater sage grouse mitigation coordination.

Pre-Feasibility Study:

On February 9, 2022, the Company announced the results of its PFS and Mineral Resource and Reserve statement on the DeLamar Project. See "Properties" section below for further details.

SOCIAL AND ENVIRONMENTAL

Community relations activities this quarter have been widespread throughout Idaho and eastern Oregon. Meetings have continued to be held with both known and new stakeholders as the Company continues to listen to, learn from, inform, and register stakeholders in the areas where we operate. Staff continued attendance to non-Integra community meetings, and Integra participated in several community events. During the three-month period ended March 31, 2022, the Company met with local residents, community associations, secondary education institutions, higher education institutions, county-level environmental groups, state-level environmental groups, outdoor recreation groups, civic and commerce groups, state and federal agencies, and elected officials.  Meetings with Tribal Nations continued, with current objectives including organizing cultural awareness training for Integra staff and cultural resources monitoring programs.

Stakeholder ESG (environment, social, governance) materiality interviews have commenced, with the aim of ensuring future ESG reports continue to focus disclosure on topics deemed most material to stakeholders. The Integra Employee Culture Committee held its first meeting, that aims to continue building upon the collaboration achieved during the values development process with employees throughout the organization in 2021, focusing culture and value integration and monitoring throughout the Company.

Water treatment operations followed their regular course at the DeLamar Project, and no material environmental or health and safety incidents were reported.

2022 OUTLOOK

2022 Strategy

The Company announced on April 21, 2022 its strategy to advance permitting and development of a simple, low-cost heap leach stage as a stand-alone mine project capable of producing an average of 136,000 ozs per year of AuEq over seven years.

Integra expects many ancillary benefits by focusing on the heap leach stand-alone mine permitting, including:

  Mill expansion capital requirements will no longer be a project requirement, leading to a savings of over US$235 million on life of mine capital. In this scenario, estimated site level AISC costs also drop from US$955/oz to US$814/oz, on a co-product basis, thus significantly reducing future financing risk.
  Funds generated from the successful future operation of the heap leach only option will immediately reduce the financial payback period of the project. The mill expansion capital requirements will no longer be required, and those funds can be diverted to potentially expanding resource development.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021
  The heap leach stand-alone mine will no longer require the construction of a mill or a 97-hectare tailings storage facility, reducing land disturbance and reducing permits required for Phase I.
  The amount of waste rock produced from the heap leach stand-alone scenario will be materially lower.
  Significant reduction in tailings, waste dumps and potential pit lakes.
  Development of the heap leach only mine at DeLamar will lead to significant decreases in water and power usage, further simplifying development.

Exploration

As a result of our 2022 strategy, exploration efforts going forward will target potentially heap leachable oxide and transitional mineralization to expand the heap leach life-of-mine.

As highlighted in the 2022 PFS study, significant heap leachable Oxide and Mixed resource expansion potential exists in many areas of the project. Internal models generated by the Company demonstrate the tremendous leverage associated with increasing the heap leachable gold-silver resource and amplifying the mine plan accordingly. The Company has identified the potential to add Oxide and Mixed gold-silver mineralization for the heap leach in three areas: Florida Mountain West, approximately 300 m from the planned open pit, BlackSheep, adjacent to the Milestone open pit, and historic DeLamar low-grade stockpiles that are situated adjacent to planned mining and processing infrastructure.

Permitting

Permitting work at DeLamar has been initiated and is focused on a fully developed stand-alone heap leach gold-silver operation. Baseline study work is well underway to support the submittal of a Plan of Operations in H1 2023.

PROPERTIES

(1) DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar Deposit and Florida Mountain Deposit.

The bulk of the information in this section is derived from the "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated March 22, 2022 with an effective date of January 24, 2022 (the "DeLamar Report"). The DeLamar Report is available for review under the Company's issuer profile on SEDAR at www.sedar.com.

Project Description, Location and Ownership

The DeLamar Project includes of 790 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80km (50 miles) southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation ("Kinross").  The total annual land-holding costs are estimated to be $473,244.  All mineral titles and permits are held by DMC, an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through the DeLamar Purchase Agreement in 2017.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Of the 284 unpatented claims acquired from Kinross, 101 are subject to a 2.0% NSR royalty payable to a predecessor owner.  This royalty is not applicable to the current project Mineral Resources and Reserves. There are also eight lease agreements covering 33 patented claims and five unpatented claims that require NSR payments ranging from 2.0% to 5.0%.  One of these leases covers a small portion of the DeLamar Area Mineral Resources and one covers a small portion of the Florida Mountain Area Mineral Resources and Reserves, with 5.0% and 2.5% NSRs applicable to maximums of $50,000 and $650,000 in royalty payments, respectively.  The DeLamar Project includes 1,561 hectares (3,857.2 acres) under seven leases from the State of Idaho, which are subject to a 5.0% NSR production royalty plus annual payments of $27,282.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain Area Mineral Resources and Reserves.

Kinross has retained a 2.5% NSR royalty (i.e. the "Kinross Royalty") that applies to those portions of the DeLamar Area claims that are unencumbered by the royalties outlined above.  The Kinross Royalty applies to more than 90% of the current DeLamar Area Mineral Resources, but this royalty will be reduced to 1.0% upon Kinross receiving total royalty payments of C$10,000,000 (US$8 million). The Kinross Royalty was subsequently purchased by Maverix on December 19, 2019.  DMC also owns mining claims and leased lands peripheral to the DeLamar Project described above.  These landholdings are not part of the DeLamar Project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and State Leases.  The DMC lands peripheral to the DeLamar Project have no Mineral Resources or Reserves.

The principal access to the DeLamar Project is from U.S. Highway 95 and the town of Jordan Valley, Oregon, proceeding east on Yturri Blvd. from Jordan Valley for 7.6km (4.7 miles) to the Trout Creek Road.  It is then another 39.4km (24.5 miles) travelling east on the gravel Trout Creek Road to reach the DeLamar mine tailing facility and nearby site office building.  Travel time by automobile via this route is approximately 35 minutes.  Secondary access is from the town of Murphy, Idaho and State Highway 78, via the Old Stage Road and the Silver City Road.  Travel time by this secondary route is estimated to be about 1.5 hours.

Environmental Liabilities and Permitting

The 1977 - 1998 DeLamar open-pit mining operations included the DeLamar and Florida Mountain Areas.  The DeLamar Area mine facilities, specifically the historical Sommercamp and North DeLamar open pits, incorporate essentially all the historical underground mining features (adits and dumps) in the vicinity.  In the Florida Mountain Area, many historical underground mining features remain to the north of the historical Florida Mountain Area open pits and waste rock dump, and several of these historical underground mining features are located within the DeLamar Project, including collapsed adits, dumps, and collapsed structures.  None of these features have water discharging to the environment.

The DeLamar Project historical open-pit mine areas have been in closure since 2003.  While a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities, monitoring, and reporting.  A reclamation bond of $2,778,929 remains with the IDL and a reclamation bond of $100,000 remains with the IDEQ.  Additional reclamation bonds in the total amount of $589,144 have been placed with the BLM for exploration activities and groundwater well installation on public lands.  There are also reclamation bonds with the IDL in the total amount of $86,900 for exploration activities on IDL leased lands.

The DeLamar Project holds the following primary permits: two Plans of Operation ("PoO"), one with IDL and the BLM (PoO #248), and one with IDL (PoO #936).  In addition, DMC holds a Cyanidation Permit from the IDEQ, an Air Quality Permit from IDEQ, a Dam Safety Permit from the IDWR, and a 2015 Multi-Sector General Permit, Storm Water Permit, and a Ground Water Remediation Permit from the United States Environmental Protection Agency.

As of the date of the DeLamar Report, Integra is conducting a drilling program on patented and unpatented mining claims in the DeLamar and Florida Mountain Areas.  This drilling is being undertaken under a notification from IDL, as well as two notices filed with the BLM.  The exploration program recommended in the DeLamar Report includes proposed drilling in the Florida Mountain Area, as well as further drilling in the DeLamar Area.  This proposed work would necessitate a modification to the existing notification for drilling in the DeLamar Area, and a new notification for Florida Mountain Area drilling performed on patented claims.  A notice would need to be filed with the BLM if any of the recommended drilling is undertaken on unpatented claims.  Separate notices would be filed with the BLM for each of the DeLamar and Florida Mountain Areas of unpatented claims.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998, with an additional but unknown quantity produced at the DeLamar mill in 1999.  From 1876 to 1891, an estimated 1.025 million ounces of gold and 51 million ounces of silver were produced from the original De Lamar underground mine and the later DeLamar open-pit operations.  At the Florida Mountain Area, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar Project when placer gold deposits were discovered in early 1863 in Jordan Creek, a short distance upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of the Florida Mountain Area, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and the Florida Mountain Area.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain Area underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914, following which very little production took place until gold and silver prices increased in the 1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tpd flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including the Florida Mountain Area, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain Area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed, and drainage and cover of the tailing facility were developed.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain Area operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar Area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes (30,000 tons) per day, with a milling capacity of about 3,629 tonnes (4,000 tons) per day.  In 1994, Kinross commenced open-pit mining at the Florida Mountain Area while continuing production from the DeLamar mine.  The ore from the Florida Mountain Area, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain Area production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Historical Resource and Reserve Estimations

The estimates described in here are presented herein as an item of historical interest with respect to historical open-pit mining and exploration at the DeLamar Project property.  The historical estimations presented below are considered relevant because they represent an "ore reserve" that formed the basis of the initial open-pit mining, "reserves" estimated at the time of Kinross' acquisition of the mining operations, and "resources" estimated at the time of closure of the open-pit mining operations.  The classification terminology is presented as described in the original references, but these categories do not conform to the Measured, Indicated, and Inferred Mineral Resource classifications as set out in NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards).  There is insufficient information for the relevant author of the DeLamar Report to understand how these historical categories differ from CIM Definition Standards.  In addition, the relevant author of the DeLamar Report has not completed sufficient work to classify these historical estimates as current Mineral Resources or Reserves, and Integra is not treating these historical estimates as current Mineral Resources or Reserves.  The relevant author of the DeLamar Report is unaware of the key assumptions, parameters, and methods used to prepare the historical estimates.  The historical estimates have been superseded by the current Mineral Resource and Reserve estimates described in the DeLamar Report and therefore they cannot be upgraded or verified as current Mineral Resources or Reserves.  Accordingly, these estimates are relevant only for historical context and should not be relied upon.

The first reported historical "ore reserve" was presented in a 1974 feasibility study prepared by the Exploration Division of Earth Resources.  A total of 4.124 million tonnes of "ore reserves" with average grades of 142.29 grams Ag/t and 1.58 grams Au/t, for about 18.8 million silver ounces and 210,000 gold ounces, were estimated for the Sommercamp and North DeLamar zones.

At the time of the Kinross acquisition of the DeLamar operations and properties in 1993, the end-of-year 1992 reserves for the DeLamar mine area were estimated by Elkin (1993) at approximately 9.335 million tonnes with average silver and gold grades of 55.86 grams Ag/t and 0.72 grams Au/t, respectively.  Following the cessation of mining at the end of 1998 due to low metal prices, Kinross reported estimated resources and no reserves of 8.406 million tonnes with average silver and gold grades of 32.05 grams Ag/t and 1.25 grams Au/t, respectively.

In October 2017 Integra produced an initial Mineral Resource estimate on the DeLamar Project.  The Company subsequently updated the Mineral Resource estimate in March 2018.  In June 2019, Integra completed the 2019 Technical Report, including an updated Mineral Resource estimate for the DeLamar Project, which includes the DeLamar and Florida Mountain Area deposits.  The 2019 PEA was based on the updated Mineral Resource estimate in the 2019 Technical Report. In March 2022, the Company filed the DeLamar Report including an updated Mineral Resource estimate and an initial Mineral Reserve estimate.  The Mineral Resource and Reserve estimates are provided under the heading "Mineral Resources and Reserves" below and the PFS included in the DeLamar Report is based on the Mineral Reserve estimate.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At the Florida Mountain Area, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3cm (0.5 inches) in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain Area operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  This model has its origins in the De Lamar - Silver City district, where it was first developed by Lindgren (1900) based on his first-hand studies of the veins and altered wallrocks in the De Lamar and Florida Mountain mines.  Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide.  The host-rock setting of mineralization at the DeLamar Project is similar to the simple model shown in the figure below, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below.  The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world.  Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar Project include the past-producing Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada.  The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar Project.  At both the DeLamar Project and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Exploration

Exploration work other than drilling has included topographic and geophysical surveys, airborne magnetic surveys, IP/Resistivity surveys, rock and soil geochemical sampling, geologic mapping, database development and checking and cross-sectional geologic modelling.  The results of this work and interpretations were applied to the estimation of Mineral Resources in the DeLamar Report.

Drilling

As of the effective date of the DeLamar Report, the Mineral Resource database includes data from 2,836 holes, for a total of 337,268m (1,106,522 feet), that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain Areas.

The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790m (904,821 feet) of drilling.  Most of the historical drilling was done using RC and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845m (35,581 feet).  Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.  At DeLamar, a significant portion of the total meterage drilled historically was subsequently mined during the open-pit operations.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Integra commenced drilling in 2018.  As of the end of December 2020, Integra had drilled a total of 60 RC holes, 140 core holes, and 11 holes commenced with RC and finished with core tails, for a total of 61,478 meters (201,699 feet) in the DeLamar and Florida Mountain Areas combined.  All but one of the Integra holes were angled.  Integra's drilling continued through 2021 but none of the 2021 drilling is included in the Mineral Resource database used to estimate the current Mineral Resources included in the DeLamar Report.

Of the historical holes for which the drilling method is known, 602 of the DeLamar Area holes were drilled by RC, 438 by conventional rotary, and 60 were core holes.  74% of the historical holes in the DeLamar Area were vertical.  At the Florida Mountain Area, 961 of the historical holes were drilled by RC methods, 58 by conventional-rotary methods, and 46 by diamond core methods; less than 10% of the historical holes were vertical.  None of the conventional rotary holes were angled in either area.  A combined total of 106 holes were drilled using core methods for a total of 10,822m (35,505 feet), or 3.9% of the overall meterage drilled.  The median down-hole depth of all historical holes in the DeLamar Area is 91m (298.6 feet), and the median depth in the Florida Mountain Area is 123m (403.5 feet).

Down-hole contamination is always a concern with holes drilled by rotary (RC or conventional) methods.  Contamination occurs when material originating from the walls of the drill hole above the bottom of the hole is incorporated with the sample being extracted at the bit face at the bottom of the hole.  The potential for down-hole contamination increases substantially if significant water is present during drilling, whether the water is from in-the-ground sources or injected by the drillers.  Conventional rotary holes, in which the sample is returned to the surface along the space between the drill rods and the walls of the drilled hole, are particularly susceptible to down-hole contamination, although these concerns are limited at the DeLamar project due to the shallow depths and vertical orientation of the rotary holes, and the fact that a significant quantity of the rotary data was mined out during the historical mining operations.

Some of the drill-hole logs reviewed by Mine Development Associates, a division of RESPEC ("MDA") were found to have notations as to the presence of water during drilling, as well as occasional comments concerning drilling difficulties and sample sizes.  Integra therefore comprehensively compiled sample quality information from the historical drill logs, and this information, which includes logged notes on intersected groundwater and/or drill-injected fluids, was used by MDA in the modeling of DeLamar Project Mineral Resources.

There is a complete lack of down-hole deviation survey data for the historical holes in the DeLamar Area database, and the Florida Mountain Area database includes deviation data for 33 RC and four core holes.  While the paucity of such data is not unusual for drilling done prior to the 1990s, the lack of deviation data contributes a level of uncertainty as to the exact locations of drill samples at depth.  However, in the DeLamar Area these uncertainties are mitigated to a significant extent by the vertical orientation of three-quarters of the drill holes, the generally shallow down-hole depths, and the likely open-pit nature of any potential future mining operation that is based in part on data derived from the historical holes.  Such uncertainties, while still minor, are more pronounced in the Florida Mountain Area, where about 80% of the historical holes were inclined, and the holes were generally slightly longer than those in the DeLamar Area.  In consideration of the fact that any potential future mining operation that would rely in part on the reliability of the historical drill data would entail open-pit methods, the potential inaccuracies in the locations of drill samples imparted by the lack of down-hole surveys is not considered to be a material issue.

Down-hole lengths of gold and silver intercepts derived from vertical holes, which were almost exclusively historical holes, can significantly exaggerate true mineralized thicknesses in cases where steeply dipping holes intersect steeply dipping mineralization, for example in portions of the Sommercamp area.  This effect is entirely mitigated by the modeling techniques employed in the estimation of the current Mineral Resources, however, which constrain all intercepts to lie within explicitly interpreted domains that appropriately respect the known and inferred geologic controls and mineralized thicknesses.

The overwhelming majority of sample intervals in the DeLamar and Florida Mountain Area databases have a down-hole length of 1.52m (5.0 feet).  This sample length is considered appropriate for the near-surface style of mineralization that characterizes the current Mineral Resources at both the DeLamar and Florida Mountain Areas.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Beyond the sample-quality noted above, which were identified and the affected samples removed from use in the estimation of the DeLamar Project Mineral Resources, the relevant author of the DeLamar Report is unaware of any sampling or sample-recovery factors that materially impact the accuracy and reliability of the drill-hole data, and believes that the drill samples are of sufficient quality for the purposes used in the DeLamar Report.

Sampling, Analysis and Data Verification

Historical Sampling, Analysis and Data Verification

The relevant authors of the DeLamar Report are not aware of sample-preparation procedures or sample-security protocols employed prior to the start-up of open-pit mining operations in 1977, although further detailed reviews of historical documentation may yield such information in the future.

According to one historical report from 1993, sample preparation procedures at the mine laboratory had remained relatively constant up to the date of such ore-reserve report.  Drill cuttings were split at the drill site to obtain samples weighing approximately 4.5kg (10 pounds).  When received at the mine laboratory, the samples were dried and crushed to -10 mesh.  Splits of 150mm (9.15 cubic inch) volumes were then pulverized to pulps with 90% passing 100 mesh.  At the date of the report, one-assay-ton (30-gram) (1.06-ounce) aliquots were taken from these pulps for assaying.

The relevant authors of the DeLamar Report are unaware of any specific sample-security protocols undertaken during the various historical drilling programs at the DeLamar Project.  However, approximately 75% of the drill data in the DeLamar Area database and 98% of the holes in the Florida Mountain Area are derived from drilling undertaken after the open-pit mining operations had initiated.  It is very likely that the drilling and sampling completed during the mining operations were undertaken in areas of controlled access.

Until 1988, in-house assays were done by MIBK AA methods.  From approximately 1988 through to the end of the open-pit mining operations, all analyses by the mine laboratory were completed using standard fire-assay methods.

Integra Sampling, Analysis and Data Verification

Integra's RC and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine on a daily basis.  The RC samples were allowed to dry for a few days at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018, 2019 and 2020 core sample intervals were sawn lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area.  In some cases, the core was sawed into quarters.  Sample intervals of either ½ or ¼ core were placed in numbered sample bags and the remainder of the core was returned to the core box and stored in a secure area on site.  Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories ("AAL") in Sparks, Nevada.  AAL is an independent commercial laboratory accredited effective December 1, 2020 to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.  The drilling samples were transported from the DeLamar mine logging and sample storage area to AAL by Integra's third-party trucking contractor.

The soil samples were screened to -80 mesh for multi-element analysis at AAL.  MDA has no other information on the methods and procedures used for the preparation of Integra's soil and rock samples.

The same principal analytical methods were used at AAL for both soil and surface-rock samples collected by Integra.  Gold was determined by fire-assay fusion of 60-gram (2.12-ounce) aliquots with an inductively coupled plasma optical-emission spectrometry ("ICP") finish.  Silver and 44 major, minor and trace elements were determined by ICP and mass spectrometry ("ICP-MS") following a 5-acid digestion of 0.5-gram (0.018-ounce) aliquots.  Rock samples that assayed greater than 10 g Au/t were re-analyzed by fire-assay fusion of 30-gram (1.06-ounce) aliquots with a gravimetric finish.  Samples with greater than 100 g Ag/t were also re-analyzed fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Some rock samples were analyzed for gold using a metallic-screen fire assay procedure.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

RC samples from the 2018 and 2019 drilling were dried upon arrival at AAL's Reno facility.  The dry samples were crushed to a size of -6 mesh and then roll-crushed to -10 mesh.  One-kilogram (2.205-pound) splits of the -10-mesh materials were pulverized to 95% passing -150 mesh.  Sixty-gram aliquots of the one-kilogram pulps were analyzed at AAL for gold mainly by fire-assay fusion with an ICP finish.  Silver and 44 major, minor, and trace elements were determined by ICP and ICP-MS following a 5-acid digestion of 0.5-gram aliquots.  Samples that assayed greater than 10 g Au/t were re-analyzed by fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Samples with greater than 100 g Ag/t were also re-analyzed fire-assay fusion of 30-gram aliquots with a gravimetric finish.  Selected RC samples were analyzed for gold using a metallic-screen fire assay procedure.

Integra's 2018, 2019 and 2020 core samples were prepared and assayed at AAL for gold, silver, and multi-elements using the identical methods used for Integra's RC samples.

Integra Quality Assurance/Quality Control Programs

Coarse blank material, certified reference materials ("CRMs"), and RC field duplicates were inserted into the drill-sample streams as part of Integra's quality assurance/ quality control procedures.  The blank material consisted of coarse fragments of basalt that was inserted approximately every 10th sample.  Commercial CRMs were inserted as pulps at a frequency of approximately every 10th sample.

Integra's sample preparation and analyses were performed at a well-known certified laboratory, and the sample security and assurance/quality control procedures were judged to be adequate by the relevant authors of the DeLamar Report.

Data Verification

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain Areas were created by MDA using original DeLamar mine digital database files, and this information was subjected to extensive verification measures by both MDA and Integra.  The Integra portions of the drill-hole databases were directly created by MDA using original digital analytical certificates in the case of the assay tables and checking against original digital records in the case of the collar and down-hole deviation tables.  Through these and numerous other verification procedures summarized in the DeLamar Report, the relevant author of the DeLamar Report has verified that the DeLamar Project data as a whole are acceptable as used in the DeLamar Report.

Mineral Processing and Metallurgical Testing

Useful information with respect to mineral processing of DeLamar Area gold-silver mineralization by milling and subsequent cyanide leaching is derived from mill production records from the historical open-pit mining operations from 1977 through to the end of 1992.  All ore during this time period was mined from the DeLamar Area and was processed by crushing, grinding, and cyanide leaching, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré.  After leaching, the solids were concentrated in a series of five thickening tanks and then pumped to a tailing impoundment.  During mine closure the tailing were partially dewatered and capped with layers of clay and soil as part of the mine reclamation program.

The DeLamar Area produced 421,300 ounces of gold and about 26 million ounces of silver from 1977 through 1992 from 11.686 million tonnes of ore processed with average mill head grades of 1.17 grams Au/t and 87.1 grams Ag/t.  The data relied upon indicated mill recoveries during the first 15 years of mine operation averaged 96.2% for gold and 79.5% for silver.  It should be noted that Elkin (1993) surmised that, "Based on historical records and laboratory testing, the metallurgical recovery of gold is projected to be about 94 percent and 77 percent for silver."

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Metallurgical testing by Integra, generally conducted at McClelland Laboratories during 2018 through 2021, has been used to select preferred processing methods and estimate recoveries for oxide, mixed and non-oxide mineralization from both the DeLamar and Florida Mountain Area.  Samples used for this testing, primarily drill hole composites from 2018 through 2020 Integra drilling, were selected to represent the various material types contained in the current Mineral Resources from both the DeLamar and Florida Mountain Area.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain Area and on bulk samples from the DeLamar Area have shown that the oxide and mixed material types from both deposits can be processed by heap-leach cyanidation.  These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -12.7mm (0.5 inches) was selected as optimum.  Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain Area) are consistently high (70% - 89%).  Heap leach gold recoveries for the mixed mineralization are expected to average 72% for the Florida Mountain Area and to range from 45% to 63% for the DeLamar Area.  Heap leach silver recoveries from the Florida Mountain Area oxide and mixed materials are expected to average 49% and 47%, respectively.  Expected heap-leach silver recoveries from the DeLamar Area material are highly variable (11% to 74%), but generally low.  A significant portion of the DeLamar Area oxide and mixed mineralization will require agglomeration pretreatment using cement, because of elevated clay content.  None of the Florida Mountain Area heap-leach material is expected to require agglomeration.

Metallurgical testing (primarily flotation and agitated cyanidation) has shown that the DeLamar Area non-oxide materials respond well to flotation at a moderate grind size (150 microns) for recovery of gold and silver to a flotation concentrate.  The resulting flotation concentrate responds well to cyanide leaching after very fine regrinding (20 microns) for recovery of contained silver.  Some gold is also recovered by cyanide leaching of the reground flotation concentrate, but those recoveries generally are low.  Mineralogical examination and metallurgical testing have shown that these materials contain significant amounts of gold that are locked in sulfide mineral particles, which require oxidative pretreatment of sulfide minerals (such as the Albion process) for liberation of gold before high cyanidation gold recoveries can be obtained.  Expected recoveries from the DeLamar Area non-oxide mineralization in the planned mill circuit, consisting of grinding, flotation concentrate regrinding and cyanide leach, range from 28% to 39% for gold and from 64% to 87% for silver.

Metallurgical testing has shown that the non-oxide mineralization from the Florida Mountain Area responds well to upgrading by flotation at a moderate grind size (150 microns) and cyanidation gold and silver recoveries from the resulting concentrates can be maximized by very fine regrinding (20 microns).  In contrast to the DeLamar Area non-oxide materials, oxidative pretreatment of contained sulfide minerals is not required to achieve high cyanidation gold recoveries from the Florida Mountain Area non-oxide feeds.  Recoveries expected from the Florida Mountain Area non-oxide mineralization in the planned mill circuit vary with feed grade, but generally are high, with maximum recoveries of 87% gold and 77% silver.

The relevant author of the DeLamar Report has reviewed the historical metallurgical studies and the metallurgical studies conducted during 2018 through 2021 and concluded that the samples used during the 2018 through 2021 metallurgical studies are reasonably representative considering both the stage of the DeLamar Project development and the magnitude of the testing completed as of the effective date of the DeLamar Report.  However, further testwork of samples collected from portions of the deposit, particularly those displaying high degrees of variability in metallurgical response, will be needed as the DeLamar Project advances.  Other than as discussed herein and in the DeLamar Report, the relevant author of the DeLamar Report is not aware of any processing factors or deleterious elements that could have a significant effect on the potential economic extraction.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Mineral Resources and Reserves

Mineral Resource Estimate

Mineral Resources have been estimated for both the Florida Mountain and DeLamar Areas of the DeLamar Project.  These gold and silver resources were modeled and estimated by:

  Evaluating the drill data statistically and spatially to determine natural gold and silver populations;

  Creating low-, medium-, and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30m (98.4-foot) intervals;

  Projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window;

  Slicing the three-dimensionally projected mineral-domain polygons along 6m-spaced horizontal planes at the DeLamar Area and 8m-spaced (26.3-foot) planes at the Florida Mountain Area and using these slices to recreate the gold and silver mineral-domain polygons on a set of level plans for each Mineral Resource area;

  Coding a block model to the gold and silver mineral domains for each of the two deposit areas using the level-plan mineral-domain polygons;

  Analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and

  Interpolating gold and silver grades by inverse-distance to the third power into 6 x 6 x 6-meter (19.7 x 19.7 x 19.7-foot) blocks for the DeLamar Area and 6 x 8 x 8-meter (19.7 x 26.3 x 26.3-foot) blocks at the Florida Mountain Area, using the coded gold and silver mineral-domain percentages to explicitly constrain the grade estimations.

To meet the requirement of the in-pit resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain Areas were run using the parameters summarized in the below tables:

Pit Optimization Cost Parameters

Parameter	DeLamar Area	Florida Mountain Area	Unit
Mining Cost	$2.00	$2.00	$/tonne mined
Heap Leach
Oxide Processing	$2.75	$2.75	$/tonne processed
Mixed Processing	$3.75	$3.50	$/tonne processed
Incremental Haulage	$0.20	$0.20	$/tonne processed
G&A	$0.40	$0.40	$/tonne processed
Mill - DeLamar Area
Non-Oxide Processing	$15.25	$-	$/tonne processed

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Incremental Haulage	$0.20	$-	$/tonne processed
G&A Cost	$0.25	$-	$/tonne processed
Mill - Florida Mountain Area
Non-Oxide Processing	$-	$9.00	$/tonne processed
Incremental Haulage	-	$0.20	$/tonne processed
G&A Cost	$-	$0.25	$/tonne processed
Au Price	$1,800	$1,800	$/oz produced
Ag Price	$21	$21	$/oz produced
Au Refining Cost	$5.00	$5.00	$/oz produced
Ag Refining Cost	$0.50	$0.50	$/oz produced
Royalty	see above "Project Description, Location and Access"	see above "Project Description, Location and Access"	NSR

Pit-Optimization Metal Recoveries by Deposit and Oxidation State

	DeLamar Area			Florida Mountain Area
Process Type	Oxide	Mixed	Non-Oxide	Oxide	Mixed	Non-Oxide
Heap Leach - Au	85%	80%	-	90%	85%	-
Heap Leach - Ag	45%	40%	-	65%	55%	-
Mill - Albion - Glen Silver - Au	-	-	78%	-	-	-
Mill - Albion - Glen Silver - Ag	-	-	78%	-	-	-
Mill - Albion - Non-Glen Silver - Au	-	-	87%	-	-	-
Mill - Albion - Non-Glen Silver - Ag	-	-	87%	-	-	-
Mill - Agitated Leach - Au	-	-	-	-	-	95%
Mill - Agitated Leach - Ag	-	-	-	-	-	92%

The DeLamar Project Mineral Resources were estimated to reflect potential open-pit extraction and processing by: crushing and heap leaching of oxide and mixed materials at both the DeLamar and Florida Mountain Areas; grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the non-oxide materials at the DeLamar Area; and grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of non-oxide materials at the Florida Mountain Area.  To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, pit optimizations for the DeLamar and Florida Mountain Areas were run using the parameters summarized in the tables above, and the resulting pits were used to constrain the DeLamar Project Mineral Resources.

The pit shells created using these optimization parameters were applied to constrain the DeLamar Project Mineral Resources.  The in-pit Mineral Resources were further constrained by the application of a gold-equivalent cutoff of 0.17 g/t to all model blocks lying within the optimized pits that are coded as oxide or mixed, a 0.3 g/t gold-equivalent cutoff for blocks coded as non-oxide at the DeLamar Area, and a 0.2 g/t cutoff for blocks coded as non-oxide at the Florida Mountain Area.  Gold-equivalent grades, which were used solely for the purpose of applying the Mineral Resource cutoffs, are a function of metal prices and metal recoveries, with the recoveries varying by deposit and oxidation state (see above tables).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The total DeLamar Project Mineral Resources, including both the DeLamar and Florida Mountain Areas, are summarized in the below table.  The DeLamar Project Mineral Resources are inclusive of the Mineral Reserves discussed herein.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Total DeLamar Project Gold and Silver Resources

Classification	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
Measured	29,043,000	0.47	438,000	28.0	26,128,000
Indicated	171,205,000	0.39	2,159,000	18.3	100,840,000
Measured + Indicated	200,248,000	0.40	2,597,000	19.7	126,968,000
Inferred	40,615,000	0.35	452,000	12.5	16,358,000

(1) The effective date of the Mineral Resources is March 1, 2021.

(2) Mineral Resources are reported inclusive of Mineral Reserves.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4) Rounding may result in slight discrepancies between tonnes, grade, and contained metal content.

(5) The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The gold and silver resources for the DeLamar and Florida Mountain Areas are reported separately in the table below.

Gold and Silver Resources of the DeLamar and Florida Mountain Areas

	Oxide				Mixed				Non-Oxide
Florida Mountain	Measured	Indicated	Meas+ Ind	Inferred	Measured	Indicated	Meas+ Ind	Inferred	Measured	Indicated	Meas+ Ind	Inferred
K Tonnes	1,361	14,302	15,663	4,516	5,498	34,098	39,596	5,292	2,119	16,009	18,128	4,663
g Au/t	0.39	0.36	0.36	0.25	0.47	0.39	0.40	0.28	0.40	0.44	0.43	0.32
K Ozs Au	17	164	181	37	82	425	507	48	27	225	252	48
g Ag/t	13.7	9.7	10.1	6.6	14.6	10.1	10.7	6.6	10.9	10.5	10.5	9.0
K Ozs Ag	599	4,467	5,066	958	2,584	11,064	13,648	1,126	741	5,399	6,140	1,343
DeLamar Deposit
K Tonnes	2,846	25,939	28,785	5,163	3,490	27,556	31,046	2,631	13,729	53,301	67,030	18,350
g Au/t	0.34	0.31	0.32	0.26	0.42	0.33	0.34	0.29	0.53	0.46	0.48	0.42
K Ozs Au	31	262	293	44	47	290	337	25	234	793	1,027	250
g Ag/t	17.7	17.0	17.1	11.1	37.3	23.0	24.6	11.4	37.2	26.5	28.7	17.2
K Ozs Ag	1,616	14,170	15,786	1,838	4,181	20,337	24,518	967	16,407	45,403	61,810	10,126
Total DeLamar Project
K Tonnes	4,207	40,241	44,448	9,679	8,988	61,654	70,642	7,923	15,848	69,310	85,158	23,013
g Au/t	0.36	0.33	0.33	0.26	0.45	0.36	0.37	0.28	0.51	0.46	0.47	0.40
K Ozs Au	48	426	474	81	129	715	844	73	261	1,018	1,279	298
g Ag/t	16.4	14.4	14.6	9.0	23.4	15.8	16.8	8.2	33.7	22.8	24.8	15.5
K Ozs Ag	2,215	18,637	20,852	2,796	6,765	31,401	38,166	2,093	17,148	50,802	67,950	11,469

(1) The effective date of the Mineral Resources is March 1, 2021.

(2) Mineral Resources are reported inclusive of Mineral Reserves.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4) Rounding may result in slight discrepancies between tonnes, grade, and contained metal content.

(5) The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Mineral Reserve Estimate

Mineral Resources have been estimated for both the Florida Mountain and DeLamar Areas of the DeLamar Project.  The relevant author of the DeLamar Report has used Measured and Indicated Mineral Resources as the basis to define Mineral Reserves for both the DeLamar and Florida Mountain Areas.  Mineral Reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques.  The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel.  The relevant author of the DeLamar Report then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated Mineral Reserves.

The economic parameters and cutoff grades used in the estimation of the Mineral Reserves are shown in the table below. The overall leaching process rate is planned to be 35,000 tpd (38,581 tons) or 12,600,000 tonnes (13,889,123 tons) per year for both Florida Mountain and DeLamar Area oxide and mixed material.  DeLamar Area leach processing will also include agglomeration.  Initially only the oxide and mixed material will be processed, then starting in year 3, non-oxide will be processed through a plant constructed to operate at a rate of 6,000 tpd (6,614 tons) or 2,160,000 tonnes (2,380,992 tons) per year.

The cutoff grades applied reflect the cost to process material along with G&A and incremental haulage costs.  Note that royalties are built into the block values and are considered in determining whether to process the material.  While the DeLamar Area non-oxide breakeven cutoff grade would be $11.44/t according to the applicable costs, a cutoff of $15.00 was assigned to enhance the project's economic performance.

DeLamar and Florida Mountain Area Economic Parameters

	DeLamar			Florida Mnt
	Oxide	Mixed	Non-Oxide	Oxide	Mixed	Non-Oxide	Units
Mining Cost	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$/t Mined
Incremental Ore Haulage	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$/t Processed
Process Cost	$3.00	$4.00	$11.02	$2.75	$3.50	$9.00	$/t Processed
G&A	$0.44	$0.44	$0.22	$0.45	$0.45	$0.25	$/t Processed

GMV Breakeven COG	$3.64	$4.64	$11.44	$3.40	$4.15	$9.45	$/t Processed
GMV COG Used	$3.65	$4.65	$15.00	$3.55	$4.20	$10.35	$/t Processed

Final Process Costs	$4.27	$4.29	$11.91	$2.98	$3.67	$10.60	$/t Processed

GMV = gross metal value; COG = cutoff grade.

Total Proven and Probable Mineral Reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver.  The Mineral Reserves point of reference is the point where material is fed into the crusher.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Total Proven and Probable Mineral Reserves, DeLamar and Florida Mountain Area

	Classification	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag	Block Value
Oxide	Proven	3,295	0.39	41	17.39	1,842	19.34
	Probable	31,486	0.37	375	15.24	15,426	17.93
	P&P	34,782	0.37	416	15.44	17,268	$18.06
Mixed	Proven	7,741	0.49	122	25.75	6,409	23.72
	Probable	49,718	0.40	637	17.29	27,632	18.29
	P&P	57,459	0.41	759	18.43	34,042	$19.02
Non-oxide	Proven	7,321	0.65	153	53.15	12,511	39.33
	Probable	23,921	0.60	459	37.16	28,582	33.81
	P&P	31,243	0.61	612	40.91	41,093	$35.11
Total	Proven	18,358	0.54	316	35.18	20,763	$29.16
	Probable	105,126	0.44	1,471	21.20	71,640	$21.71
	P&P	123,483	0.45	1,787	23.27	92,403	$22.82

(1) All estimates of Mineral Reserves have been prepared in accordance with NI 43-101 and are included within the current Measured and Indicated Mineral Resources.

(2) Mineral Reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The Mineral Reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle.

(3) Mineral Reserves are reported using block value cutoff grades representing the cost of processing:

Florida Mountain Area oxide leach cutoff grade value of $3.55/t.

Florida Mountain Area mixed leach cutoff grade value of $4.20/t.

Florida Mountain Area non-oxide mill cutoff grade value of $10.35/t.

DeLamar Area oxide leach cutoff grade value of $3.65/t

DeLamar Area mixed leach cutoff grade value of $4.65/t.

DeLamar Area non-oxide mill cutoff grade value of $15.00/t.

(4) The Mineral Reserves point of reference is the point where is material is fed into the crusher.

(5) The effective date of the Mineral Reserves estimate is January 24, 2022.

(6) All ounces reported herein represent troy ounces, "g Au/t" represents grams per gold tonne and "g Ag/t" represents grams per silver tonne.

(7) Columns may not sum due to rounding.

(8) The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(9) Energy prices of US$2.50 per gallon of diesel and $0.065 per kWh were used.

Mining Operations

The PFS presented in the DeLamar Report considers open-pit mining of the DeLamar and Florida Mountain Areas.  Mining will utilize 23-cubic meter (30-cubic yard) hydraulic shovels along with 13-cubic meter (16.7-cubic yard) loaders to load 136-tonne capacity haul trucks.  The haul trucks will haul waste and ore out of the pit and to dumping locations.  Due to the length of ore hauls, the ore will be stockpiled near the pits followed by loading into a Railveyor system which will convey the ore into a crusher.  The Railveyor system will be supplemented with haul trucks on an as needed basis.

Waste material will be stored in waste-rock storage facilities ("WRSFs") located near each of the Florida Mountain and DeLamar Areas, as well as backfilled into pits where available.  The exception is the Milestone pit, from which waste material will be fully utilized for construction material for the tailing storage facility ("TSF").

Production scheduling was completed using Geovia's MineSched™ (version 2021) software.  Proven and Probable Mineral Reserves along with waste material inside pit designs were used to schedule mine production.  The production schedule considers the processing of DeLamar and Florida Mountain Area oxide and mixed material by crushing and heap leaching, with some of the DeLamar Area material requiring agglomeration prior to leaching.  DeLamar and Florida Mountain Area non-oxide material would be processed using flotation followed by cyanide leaching of the flotation concentrate.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

An autonomous Railveyor light-rail haulage system will be used to transport ore from the open pits to the crusher facility.  Utilizing the Railveyor system allows the opportunity to realize cost savings compared to typical truck haulage.  This system, in conjunction with the planned solar and liquid natural gas electrical microgrid will reduce the overall fuel consumption and carbon footprint of the DeLamar Project.

The PFS has assumed owner mining instead of the more expensive contract mining.  The production schedule was used along with additional efficiency factors, performance curves, and productivity rates to develop the first-principal hours required for primary mining equipment to achieve the production schedule.  Primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.  Support, blasting, and mine maintenance equipment will be required in addition to the primary mining equipment.

Processing and Recovery Operations

Processing

The PFS envisions the use of two process methods for the recovery of gold and silver:

1. Lower-grade oxide and mixed materials will be processed by crushed-ore cyanide heap leaching; and

2. Non-oxide material will be processed using grinding followed by flotation, and very fine grinding of flotation concentrate for agitated cyanide leaching.

Heap-leach and milling ores will be coming from both the Florida Mountain and DeLamar Areas.  Pregnant solutions from the heap-leach operation and from the milling operation will be processed by the same Merrill-Crowe zinc cementation plant.  Processing will start with heap leaching in the first two years of operation.  Milling of higher-grade non-oxide ore will start in the third year of operation.

Both Florida Mountain and DeLamar Area oxide and mixed ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in three stages to a nominal size of 80% finer than (P80) 12.7-millimeter (0.5 inches), at a rate of 35,000 tpd.  About 45% of DeLamar Area ore is expected to require agglomeration.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Pregnant leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The precipitate will be filtered, dried, and smelted to produce gold and silver doré bullion for shipment off site.

The milling process will start with primary crushing of the ore to a nominal P80 of 120 millimeter (4.72 inches), followed by grinding in a SAG mill-ball mill circuit to a P80 of 150 microns.  The ball mill discharge will be pumped to hydrocyclones, with the hydrocyclone overflow advancing to flotation and the underflow returning to the ball mill. The mill will have a nominal capacity of 6,000 tpd.

The flotation circuit will produce a sulfide concentrate that will recover gold and silver from the ore.  This flotation concentrate will be reground to a nominal P80 of 20 microns before being leached in agitated leach tanks.  Pregnant solution will be separated using a CCD circuit that employs dewatering cyclones and thickeners.  The pregnant solution is then sent to the Merrill-Crowe plant and gold smelting facility to produce gold and silver doré bullion.

The flotation tailing stream will be thickened and pumped to the tailing storage facility.  The concentrate leach residue will be sent to cyanide destruction, then stored in a separate concentrate leach tailing storage facility.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Recovery

Recoveries were applied based on recommendations of the relevant author of the DeLamar Report.  Recoveries are shown in the table below.  The oxide and mixed recoveries assume crushed heap leaching for oxide and mixed material, and flotation milling for non-oxide material.  Florida Mountain Area non-oxide material uses recovery Equation  and Equation  to estimate the recoveries based on gold and silver grades respectively.

DeLamar and Florida Mountain Area Recoveries

	Oxide		Mixed		Non-Oxide
Recoveries by Area	Au	Ag	Au	Ag	Au	Ag
Florida Mountain	89%	49%	72%	47%	Eq. 1	Eq. 2
Sullivan Gulch	86%	20%	61%	39%	38%	73%
DeLamar	78%	11%	61%	42%	39%	87%
Sommercamp	87%	15%	58%	44%	39%	87%
Glen Silver	70%	18%	63%	30%	28%	64%
South Wahl	77%	37%	50%	74%	39%	87%
Milestone	75%	18%	45%	18%	39%	87%

 Equation 1 Florida Mountain Area Gold Recovery

Where: Maximum recovery = 87%

Equation 2 Florida Mountain Area Silver Recovery

Where: Maximum recovery = 77%

See "Mineral Processing and Metallurgical Testing" above.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The infrastructure for the DeLamar Project has been developed to support mining and processing operations.  This includes the access road to the facilities, power supply, Railveyor, communication, heap-leach pads, process plant, and ancillary buildings.  This also includes haul roads within the mining area as well as the mine waste storage facilities.

The main access to the DeLamar Project is via gravel roads from Jordan Valley, Oregon, as used for previous mining at DeLamar.  The existing DeLamar Project site access road is located on the east side of Henrietta Ridge extending from the DeLamar Road across Jordan Creek to the western side of the existing reclaimed Kinross tailing impoundment.  This existing site access road is expected to become unusable due to its proximity to the proposed Milestone pit haul road and DeLamar West WRSF.  Therefore, this PFS proposes relocating the site access road to the west side of Henrietta Ridge.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Haul road access between the DeLamar Area mine and Florida Mountain Area will need to be improved for use with the proposed mining equipment.  This access will be utilized for delivery of all consumables, as well as any required construction materials and equipment.  This will also be the primary access for all personnel working at the Florida Mountain Area.

The electrical power demand at the DeLamar Project facilities is currently estimated at 13.5 MW for initial heap-leach process operations, with an additional load of 9.8 MW for the mill circuit.  The demand will vary according to the quantity of each ore type to be processed.  The average load for the mine is forecast to be 11.6 MW (Table 18.1) with a peak demand of 23.4 MW.  Lifetime electricity consumption is estimated to be 1.8 million MWh.

Existing electrical infrastructure on the DeLamar Project site consists of a 69 kV transmission line operated by Idaho Power Company. Significant upgrades to existing electrical infrastructure would be required to meet the anticipated load increase associated with the DeLamar Project, including construction of new 138 kV transmission lines, substations and tap station upgrades. To reduce capital expenditures of energy infrastructure, ensure power supply resilience and reduce emissions, Integra plans to power the project through an on-site microgrid with a solar electrical generation system and an LNG plant.

The DeLamar Project will utilize a Railveyor light rail haulage system to transport ore from the open pits to the crusher facility. The Railveyor system is an autonomous materials haulage system consisting of transport trains, light-rails, electrical drive stations, and materials loading and discharge stations.  The system functions similar to a conveyor, but is designed to be modular and relocatable, allowing improved operational flexibility and lower cost.  By leveraging the Railveyor system, the DeLamar Project has a unique opportunity to realize cost savings compared to typical truck haulage, while reducing its overall fuel consumption and carbon footprint and automating many essential functions that typically would require on-site personnel.

The heap-leach pads ("HLP" or "HLPs") will be located immediately north of the crushing facility in portions of Sections 3, 4, 9 and 10, Township 5 South, Range 4 West.  The site slopes northerly toward Jordan Creek at an average gradient of 12.5 percent.  The HLPs will be constructed in two phases. The phase 1 portion will be constructed on a feature locally identified as Jacobs Ridge and into an adjacent valley to the west (herein referred to as the "unnamed gulch" or the "valley").  The site is generally underlain with a basalt which is overlain with a thin veneer of colluvium derived from weathering of the basalt and interbeds of tuff.  Upper portions of the HLPs are underlain with porphyritic latite lava flows.  The northern extent of the Jacobs Ridge pad area is underlain by a Miocene age rhyolite dike or plug.  Geotechnical drilling in the Jacobs Ridge portion of the site in 1988 identified discontinuous layers of weathered tuff that had low shear strength.  An initial auger drilling program on the western side of the site did not encounter the tuffaceous material encountered on Jacobs Ridge.

Phase 2 portion of the HLP will consist of a westerly extension of the pad and tying in the area between the west side of the Jacobs Ridge pad and the east side of the phase 1 valley pad. Construction of phase 2 will begin two years ahead of when the extended pad is needed, assumed in year 3 of operation.  Phase 2 construction will be performed in the same sequence of activities and will add approximately 30% to the pad footprint.  The total volume of ore to be placed on the HLP is between 95 million tonnes and 100 million tonnes which may include up to 2 million tonnes placed at the southern end of the Jacobs Ridge portion of the phase 1 pad to minimize recovery time from the final ore placed on the pad.

The primary flotation TSF for the DeLamar Project will be located in Sections 30 and 31, Township 4 South, Range 4 West, and Sections 25 and 36, Township 4 South, Range 5 West, in Slaughterhouse Gulch, approximately 6.0 kilometers (3.7 miles) west of the new mill site.  Slaughterhouse Gulch is a natural drainage that descends to the south primarily on State and BLM lands.  The TSF will be a zoned earth and rockfill embankment that will be located where the valley narrows approximately 1km (0.6 miles) north of its confluence with Jordan Creek.  The Slaughterhouse Gulch TSF will impound flotation tailing that have not been processed by cyanidation and therefore will not be lined in accordance with IDEQ Rules 58.01.013.  The earth dam will be designed in accordance with Idaho dam safety regulation IDAPA 37 - DEPARTMENT OF WATER RESOURCES Water Allocations Bureau 37.03.05 - Mine Tailings Impoundment Structures.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The concentrate leach tailing storage facility ("CLTSF") will be a smaller, 26 hectare (64.2 acre) impoundment for containment of flotation concentrates from the milling process after they have been leached with cyanide to remove precious metals.  To aid in settling, this fine material (P80 of 20 microns) will be blended with a small stream of coarser flotation tailing in roughly a 1:1 blend.  The location of this CLTSF is immediately south of the HLP at the head of the unnamed drainage.  The construction of the CLTSF in this location will involve placing fill from the Jacobs Ridge pad area to provide initial stormwater storage and then installing a liner system in year 2 that will meet the lining requirements of the IDEQ Rules 58.01.13 - Rules for Ore Processing by Cyanidation.  In accordance with the regulation, the lining system will consist of 61 centimeters (24 inches) of compacted clay overlain with an 80-mil thick HDPE liner - or approved equivalent.  The downstream side of the TSF will be constrained by crushed ore placed in the south end of the HLPs.  A geotextile will be placed on the ore to allow drainage from the CLTSF into the ore to enhance consolidation of the tailing during operation and following closure.  Excess fluids will be decanted from the surface of the impoundment and pumped back to a tank for re-introduction into the process water stream.  Since this impoundment will be constructed in accordance with the IDEQ Cyanide Rules, in may also be used for temporary storage of excess fluids containing cyanide due to precipitation events on the HLP.

The proposed heap-leach facility will be located between the DeLamar and Florida Mountain Area pits.  The primary crusher and process facilities will be located just south of the HLPs.  Ore will be conveyed from the primary crusher to oxide or non-oxide coarse ore stockpiles accordingly.

WRSFs, along with backfill areas, have been designed for the PFS to contain the waste material mined from the different pit phases.  A single WRSF design is planned for the Florida Mountain Area along with a two backfill dumps into the Florida Mountain Area phase 1 and 2 pits.  Material from Florida Mountain Area phase 1 will be placed into the primary WRSF.  Phase 2 waste material will also be placed into the primary WRSF except for some upper areas of the pit where some waste will be backfilled.  Phase 3 waste material is planned to be placed into the backfill dump as available while the remaining waste material will be placed into the Florida Mountain Area WRSF.  The total capacity of the WRSF is 32.2 million cubic meters (42.1 million cubic yards).  The remaining 23.4 million cubic meters (30.6 million cubic yards) of waste material will be placed into backfill.

Three WRSF designs were created for the DeLamar Area which includes a West WRSF, East WRSF, and a North WRSF.  The West and East WRSFs are intended for storage of material from the DeLamar Main phase 1 pit.  Both dump designs include a roadway that will be built into the WRSFs to allow haulage through the main pit exits for both DeLamar Main and Sullivan Gulch pits.  The East WRSF creates its haulage road through a valley to the south of the deeper Sullivan Gulch phase 2 pit.  This road is anticipated to be in place well before the mining of Sullivan Gulch phase 2.  The total West DeLamar WRSF total capacity is 5.9 million cubic meters (7.7 million cubic yards).  After the roadway is completed, the East WRSF is to be expanded to the south.  The total East DeLamar WRSF total capacity will be 50.0 million cubic meters (65.4 million cubic yards).

The North WRSF will be located in a valley to the north of the Main and Sullivan Gulch pits.  This will be used for the Main pit phase 2 waste along with Sullivan Gulch pit waste.  The designed capacity of the North WRSF is 26.4 million cubic meters (34.5 million cubic yards).  As available, additional waste will be placed into the Main phase 1 pit and from the Main phase 2 pit as backfill. Additional backfill material will be placed into the Main phase 2 pit from Sullivan Gulch phase 1 mining.

Other buildings located on or near the process facilities pad include the administration/change building, a substation, assay lab, Merrill-Crowe plant, and water treatment plant.

It is anticipated that there will be several freshwater wells on-site that will provide the requirements of the DeLamar Project.  Fresh water will be stored in a fresh/fire water tank that will have reserve storage dedicated for fire protection.  The balance of the fresh/fire water volume will be utilized to supply the demands of the process as well as mine dust suppression.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Stormwater from the site will be managed as contact and non-contact stormwater.  Non-contact stormwaters are the flows that do not come in contact with ore or mine processing facilities.  Non-contact flows will be diverted and conveyed around the sites and directly discharged to existing stream channels.  Contact stormwater will be utilized within the process to the greatest extent that allows the process to maintain a neutral balance.  If there is excess contact water within the process, the excess will be routed to a water treatment plant.  There is an existing water treatment plant at the project site.  An allowance has been included for additional water treatment capacity consisting of a plant with solids separation and treatment, as required, to allow for discharge to existing stream channels or re-use in the process system.

Mine site personnel requirements are shown in the table below.  This includes administrative, mining, and processing.  In addition, there would be approximately 80 additional personnel working on-site during construction.

Mine, Process and Administrative Personnel

	Units	Pre-Prod	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Yr_14	Yr_15	Yr_16	Yr_17	Yr_18	Max
Administration	#	24	27	24	24	24	24	24	24	24	24	24	24	17	14	14	14	14	14	-	27
Mining Personnel
Mine General Personnel	#	22	22	22	22	22	22	22	22	22	22	22	22	15	15	15	15	15	11	-	22
Operators	#	60	97	113	117	117	117	117	97	91	91	91	91	60	44	36	32	32	28	-	117
Mechanics	#	30	49	59	59	59	59	59	51	47	47	47	47	31	23	19	15	15	13	-	59
Maintenance	#	25	25	25	25	25	25	25	25	25	25	25	25	15	15	15	15	15	14	-	25
Total Mine Personnel	#	137	193	219	223	223	223	223	195	185	185	185	185	121	97	85	77	77	66	-	223
Process Personnel
Process General Personnel	#	7	7	7	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	-	14
Operators	#	10	21	21	46	46	46	46	46	46	46	46	46	46	46	46	46	46	46	-	46
Assay Lab	#	6	6	6	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	-	12
Maintenance	#	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	-	7
Total Process Personnel	#	30	41	41	79	79	79	79	79	79	79	79	79	79	79	79	79	79	79	-	79
Total Project Personnel	#	191	261	284	326	326	326	326	298	288	288	288	288	217	190	178	170	170	159	-	326

Environmental Studies

The review and approval process for the PoO by the BLM constitutes a federal action under the National Environmental Policy Act ("NEPA") and BLM regulations.  Thus, for the BLM to process the PoO, the BLM is required to comply with the NEPA and prepare either an Environmental Assessment, or an Environmental Impact Statement ("EIS").  Based on discussions with the BLM, Integra anticipates an EIS will be required to comply with NEPA.

Integra has contracted qualified third parties to perform environmental adequacy reviews of all available existing environmental baseline reports and data compiled from 1979 through present.  Additionally, an EA was approved in 1987 for the DeLamar Silver Mine and an EIS was approved in 1995 for the Stone Cabin Mine by previous operators for the site.

In 2020, Integra conducted a technical adequacy audit of all existing environmental information and began the collection of surface water hydrology and quality, ground water hydrology and quality, geochemistry, water rights and geotechnical/engineering.

Baseline studies for surface water were initiated in spring of 2020 and ground water studies were initiated in the spring of 2020.  Geotechnical investigations for site features commenced in 2021 and geochemical fieldwork and kinetic testing commenced in 2020 and will continue into 2022/2023.

In 2021, Integra developed certain plans of study and, working closely with the BLM and state agencies, completed the review and approval of the initial environmental baseline work plans.  Baseline surveys initiated in accordance with the 2021 plans of study and baseline technical reports are underway.  Additional plans of studies and collection of data will be undertaken in 2022.

The data collection and technical reports are scheduled to be completed in the second half of 2022.  The entire DeLamar mining district has been studied extensively, both historically and currently; therefore, ensuring scientific integrity of the methodologies and analysis used to collect the data and ultimately a meaningful analysis would be conducted allowing for a reasonable comparative assessment of the alternatives.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Permitting

The Mine Plan of Operations ("MPO") is submitted to the BLM for any surface disturbance in excess of five acres (2.02 hectares).  The MPO describes the operational procedures for the construction, operation, and closure of the project.  As required by the BLM, the MPO includes a waste-rock management plan, quality assurance plan, a storm water plan, a spill prevention plan, reclamation plan, a monitoring plan and an interim management plan.  In addition, a reclamation report with a Reclamation Cost Estimate ("RCE") for the closure of the project is required.  The content of the MPO is based on the mine plan design and the data gathered as part of the environmental baseline studies.  The MPO includes all mine and processing design information and mining methods.  The BLM determines the completeness of the MPO and, when the completeness letter is submitted to the proponent, the NEPA process begins.  The RCE is reviewed by BLM and the bond is determined prior to the BLM issuing a decision on the MPO.

The MPO will be submitted for the DeLamar Project when operational and baseline surveys are complete and operations and design for the DeLamar Project are at a level where a MPO can be developed to the necessary level of detail.  Submittal of the MPO is likely to occur in the first half of 2023.

Approval of any MPO and reclamation plan by the federal agencies for the DeLamar Project as well as accordance with Section 404 requires an environmental analysis under the NEPA.  NEPA requires federal agencies study and consider the likely environmental impacts of the proposed action before taking whatever federal action is necessary for the project to proceed.

The purpose and need for the DeLamar Project would be to conduct open pit mining and ore processing, which would disturb over 809 hectares (2,000 acres) of unpatented and patented mining claims and state lands within the project area and complete reclamation and closure activities, as well as long-term water treatment, to produce silver and gold from mineralized material of the estimated mineral resources.  As a result, Integra anticipates that an EIS will be required to meet agency NEPA requirements.

The BLM will be the lead federal agency for the preparation of the EIS, and other agencies will be cooperating agencies. The EIS and associated Record of Decision ("ROD") effectively drives the entire permitting process timeline.

Several other federal, state and local county authorizations and/or permits will be required.

Social and Community

The DeLamar Project is located in rural Owyhee County, close to the Oregon border. The closest substantial community is Jordan Valley, in Malheur County Oregon. This community is primarily an agricultural based economy. However, when the mine previously operated in the 1980s and 1990s many of the employees lived in Jordan Valley.

Capital and Operating Costs

Capital Costs

The table below summarizes the estimated capital costs for the DeLamar Project.  The LOM total capital costs are estimated as $589.5 million, including $307.6 million in preproduction capital (including working capital and reclamation bond) and $281.8 million for expansion and sustaining capital.  Sustaining capital includes $30.8 million in reclamation costs.  The estimated capital costs are inclusive of sales tax, engineering, procurement and construction management ("EPCM") and contingency.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Capital Cost Summary

Mine	Pre-Production	Sustaining Yr 1 to Yr 17	Total LOM
Mining Equipment	$28,859	$88,544	$117,403
Pre-Stripping	$12,712	$-	$12,712
Other Mine Capital	$1,919	$225	$2,144
Sub-Total Mine	$43,490	$88,769	$132,260
Processing
Leach Pad Construction Cost	$42,296	$11,035	$53,331
Oxide Plant Construction	$165,198	$8,842	$174,040
Non Oxide Mill Construction	$-	$132,005	$132,005
Tailings Storage Facility Construction	$3,836	$58,793	$62,629
Sub-Total Processing	$211,330	$210,675	$422,005
Infrastructure
Power	$3,500	$-	$3,500
Access Road	$8,957	$-	$8,957
Other	$7,652	$974	$8,626
Sub-Total Infrastructure	$20,109	$974	$21,083

Owner's Costs	$7,001	$-	$7,001

SUB-TOTAL	$281,930	$300,418	$582,349
Other
Working Capital	$19,518	$(19,518)	$-
Cash Deposit for Reclamation Bonding	$6,167	$(6,167)	$-
Salvage Value	$-	$(23,729)	$(23,729)
TOTAL	$307,615	$251,004	$558,620
Reclamation	$-	$30,835	$30,835
Total Including Reclamation Costs	$307,615	$281,839	$589,454

(1) Capital costs include contingency and EPCM costs.

(2) Mining equipment includes cost of Railveyor.

(3) Major mining equipment assumes financing by equipment vendor with 10% down; principal payments included under sustaining capital column and interest payments included in operating costs.

(4) Sustaining capital showed in this table includes expansion capital (non-oxide plant) and principal payment of mining equipment leases (see note 3 above).

(5) Working capital is returned in year 17.

(6) Cash deposit = 20% of bonding requirement.  Released once reclamation is completed.

(7) Salvage value for mining equipment and plant.

The table below shows the estimated LOM operating costs for the DeLamar Project.  Operating costs are estimated to be $12.93 per tonne processed for the LOM.  This includes mining costs, which are estimated to be $1.90 per tonne mined.  The total cash cost is estimated to be $923 per ounce of AuEq1  and site level AISC are estimated to be $955 per ounce of AuEq.

______________________________________
1 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Operating and Total Cost Summary

(1) By-Product costs are shown as US dollars per gold ounces sold with silver as a credit.

(2) Co-Product costs are shown as US dollars per gold equivalent ounce.

Economic Analysis

Economic highlights of the PFS for the DeLamar Project include:

  Initial construction period is anticipated to be 18 months;

  After-tax NPV (5%) of $407.8 million with a 27% after-tax IRR using $1,700 and $21.50 per ounce gold and silver prices, respectively;

  After-tax payback period of 3.34 years;

  Year 1 to 8 AuEq2  average production of 163,000 ounces (average 121,000 oz Au/year and 3,312,000 oz Ag/year);

  Year 1 to 16 AuEq average production of 110,000 ounces (average 71,000 oz Au/year and 3,085,000 oz Ag/year);

  After-tax LOM cumulative cash flow of $689.3 million; and

  Average annual after-tax free cash flow of $59.8 million during production.

______________________________________
2 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The below figures show (i) annual operating after-tax cash flow; (ii) AuEq production profile by process method; and (iii) AuEq profile by process metals.

Annual Operating After-Tax Cash Flow

Gold Equivalent Production Profile by Process Method

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Gold Equivalent Profile by Process Metals

Economic sensitivities of the DeLamar Project to changes in metal prices were evaluated based on constant gold to silver ratios as shown in the below table.

Project Sensitivity to Metal Prices

$/oz Au	$/oz Ag	NPV (5%)	NPV (8%)	NPV (10%)	IRR	Payback
$ 1,500	$ 18.97	$198,811	$123,406	$84,281	16%	4.30
$ 1,550	$ 19.60	$251,296	$167,213	$123,450	19%	3.94
$ 1,600	$ 20.24	$304,035	$211,159	$162,701	22%	3.72
$ 1,650	$ 20.87	$355,830	$254,247	$201,148	24%	3.52
$ 1,700	$ 21.50	$407,817	$297,519	$239,771	27%	3.34
$ 1,750	$ 22.13	$459,528	$340,561	$278,192	29%	3.19
$ 1,800	$ 22.76	$510,589	$383,015	$316,060	32%	3.05
$ 1,850	$ 23.40	$561,343	$425,183	$353,653	34%	2.93
$ 1,900	$ 24.03	$611,998	$467,275	$391,183	36%	2.83
$ 1,950	$ 24.66	$662,697	$509,428	$428,785	39%	2.73
$ 2,000	$ 25.29	$713,650	$551,851	$466,659	41%	2.64

 The after-tax sensitivity to revenues, capital, and operating costs is shown in the below figure.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

After-Tax Sensitivity

Exploration and Development

Please see "2022 Outlook" section above for further details on the Company's current and contemplated exploration and development activities.

Opportunities

There is the potential to lower project capital costs by foregoing mill processing and instead operate a heap-leach only project.  In this scenario, a high percentage of the current heap-leach reserves would be processed at the 35,000 tpd rate envisioned in the PFS.  LOM capital expenditures would decrease significantly as expansion capital, such as non-oxide plant and tailing facilities, would not be required.  A decision to construct and initiate mill processing (stage 2) could be exercised at any time, providing the flexibility to respond to changing market conditions and thereby reduce project risk.

A heap-leach only approach could reduce risk and provide greater flexibility to respond to the prevailing economic environment in connection with a decision to pursue a milling scenario later.

Please see the DeLamar Report on the Company's website at www.integraresources.com for additional details on potential opportunities.

(2) BlackSheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the BlackSheep District ("BlackSheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in BlackSheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The BlackSheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.

The Company commenced an extensive regional exploration program at BlackSheep in 2019. This regional exploration program included:

1. Additional rock-chip sampling and prospect scale mapping

2. A regional airborne magnetic and radiometric survey

3. Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and BlackSheep Districts

4. Induced polarization ("IP") survey currently underway

See "Q1 2022 in Review" and "2022 Outlook" sections above for further details on recent exploration work.

(3) War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit. On June 21, 2021, Gold Royalty Corp. ("GRC") and Ely Gold announced that they have entered into a definitive agreement pursuant to which GRC will acquire all of the issued and outstanding common shares of Ely Gold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The transaction was completed on August 23, 2021.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

The following table highlights several of the best intercepts drilled by previous explorers of War Eagle Mountain, as described in historic drill data tabulations.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14 Incl	131.06 131.06	213.36 134.11	82.30 3.05	4.07 32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40 Incl	152.40 166.12	195.07 176.78	42.67 10.67	8.83 19.19
W51	124.97	132.59	7.62	8.04

1. The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators' exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

See "Q1 2022 in Review" and "2022 Outlook" sections above for further details on recent exploration work.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of March 31, 2022, December 31, 2021, and December 31, 2020, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021.

	Three-Month Period Ended March 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Exploration and evaluation expenses	(3,445,037)	(24,072,394)	(12,774,217)
Operating loss	(5,448,623)	(31,702,931)	(19,139,151)
Other expense	(338,211)	(1,230,714)	(1,110,273)
Net loss	(5,786,834)	(32,933,645)	(20,249,424)
Net loss per share	(0.09)	(0.58)	(0.41)
Other comprehensive income	127,619	480,751	457,112
Comprehensive loss	(5,659,215)	(32,452,894)	(19,792,312)
Cash and cash equivalents	9,070,191	14,337,078	29,061,142
Restricted cash, long-term	18,417	18,147	18,144
Exploration and evaluation assets	50,182,316	56,491,140	56,809,632
Total assets	63,368,304	75,160,191	89,211,595
Total current liabilities	5,202,679	5,719,241	5,691,634
Total non-current liabilities	33,682,806	40,365,947	41,693,819
Working capital	4,654,433	9,387,223	24,057,845

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and as most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. As a result, comparative figures in the unaudited interim condensed consolidated financial statements have been translated into US dollars. No changes were made to the Company's functional currencies, as per the management's assessment based on the IAS 21 recommendations, which will be performed on a quarterly basis.

The operating losses for the three-month period ended March 31, 2022 and the years ended December 31, 2021 and 2020 were mostly driven by exploration and evaluation expenses, as well as head office and site G&A expenses such as compensation, office, professional fees, regulatory fees, and stock-based compensation (non-cash) expenses.

Other expenses for the three-month period ended March 31, 2022 and the years ended December 31, 2021 and 2020 were mostly due to foreign exchange loss/income and reclamation accretion expenses, partly offset by interest and rent income.

Other comprehensive income amounts are related to the foreign exchange translation adjustment.

Total assets in the current three-month period ended March 31, 2022 decreased compared to the year ended December 31, 2021, mostly due to cash decrease (as a result of exploration/development activities and G&A) and a decrease in exploration and evaluation assets (resulting from a reclamation adjustment). Total assets in the year ended December 31, 2021 decreased compared to the year ended December 31, 2020, due to a decrease in cash (mostly as a result of exploration/development activities and G&A) partially off-set by an increase in PP&E.

Working capital in the current three-month period ended March 31, 2022 decreased compared to the year ended December 31, 2021 due to a decrease in cash in the current period. Working capital in the year ended December 31, 2021 decreased compared to the year ended December 31, 2020 mostly due to a decrease in cash.

Total non-current liabilities decreased in the current three-month period ended March 31, 2022 compared to the years ended December 31, 2021 and 2020 due to a change in reclamation liability.

The following table outlines the exploration and evaluation assets break-down:

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2020	$56,809,632
Land acquisitions/option payments	45,000
Claim staking	3,000
Reclamation adjustment*	(424,038)
Depreciation**	(7,404)
Total	56,426,190
Advance minimum royalty	64,950
Balance at December 31, 2021	56,491,140
Land acquisitions/option payments	15,000
Reclamation adjustment*	(6,369,349)
Depreciation**	(1,825)
Total	50,134,966
Advance minimum royalty	47,350
Balance at March 31, 2022	$50,182,316

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The following tables outline the Company's exploration and evaluation expense summary for the three-month periods ended March 31, 2022 and 2021:

Exploration and Evaluation Expense Summary:

March 31, 2022	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$489,656	$-	$-	$-	$-	$489,656
Contract metallurgical drilling	199,355	-	-	-	-	199,355
Exploration drilling - other drilling labour & related costs	417,400	11,606	576	-	-	429,582
Metallurgical drilling - other drilling labour & related costs	100,628	-	-	-	-	100,628
Other exploration expenses*	-	11,159	-	-	266,108	277,267
Other development expenses**	-	-	-	-	450,736	450,736
Land***	85,385	10,294	1,656	20,946	6,692	124,973
Permitting	-	-	-	-	700,327	700,327
Metallurgical test work	124,113	12,411	-	-	-	136,524
Technical reports and studies	-	-	-	-	475,224	475,224
Community engagement	-	-	-	-	60,765	60,765
Total	$1,416,537	$45,470	$2,232	$20,946	$1,959,852	$3,445,037

  *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

    **Includes development G&A expenses and payroll

  ***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

March 31, 2021	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$398,586	$785,878	$-	$283,110	$-	$1,467,574
Exploration drilling - other drilling labour & related costs	346,309	580,163	112	234,209	-	1,160,793
Metallurgical drilling - other
drilling labour & related costs	(4,872)	-	-	-	-	(4,872)
Other exploration expenses*	-	-	-	-	280,212	280,212
Other development expenses**	-	-	-	-	411,039	411,039
Land***	53,513	11,792	2,316	21,606	9,806	99,033
Permitting	-	-	-	-	432,993	432,993
Metallurgy test work	29,826	44,445	-	-	-	74,271
Technical reports and studies	-	-	-	-	442,678	442,678
Community engagement	-	-	-	-	34,711	34,711
Total	$823,362	$1,422,278	$2,428	$538,925	$1,611,439	$4,398,432

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED MARCH 31, 2022

Net loss for the three-month period ended March 31, 2022 was $5,786,834 and the comprehensive loss $5,659,215, compared to a net loss of $6,665,083 and a comprehensive loss of $6,348,670 for the comparative period.

Overall, operating expenses were slightly lower in the current three-month period mostly due to a decrease in exploration and development expenses; other non-operating expenses in both three-month periods were mostly driven by the foreign exchange loss and reclamation expenses, partially offset by interest and rent income. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $3,445,037 in exploration and development expenses during the current quarter (March 31, 2021 - $4,398,432). The difference is mostly due to decreased drilling activities in the current three-month period.
  Compensation and benefits: these expenses amounted to $679,650 in the current three-month period (March 31, 2021 - $611,414). The increase is mostly due to new hires since March 31, 2021.
  Stock-based compensation: the Company incurred $478,331 in stock-based compensation in the current three-month period (March 31, 2021 - $415,367). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2021.
  Depreciation expenses related to the property, plant and equipment amounted to $136,115 in the current three-month (March 31, 2021 - $99,211), due to equipment additions since Q1 2021.
  Professional fees: for the current period totaled $100,131 (March 31, 2021 - $76,861). Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses. Professional fees were higher in the current period mostly due to higher legal services in the current period.
  Other income (expense):  amounted to $338,211 (other expense) in the current three-month period, compared to $496,477 (other expenses) in the comparative period. The variance is mostly due higher foreign exchange loss in the comparative period.

Net cash used by the Company in operating activities for the three-month period ended March 31, 2022 was $5,644,575 (March 31, 2021 - $6,444,636).  The variance between these two periods was mostly driven by exploration and development expenditures, compensation, and office and site administration.

Investing Activities

Net cash used in investing activities for the current period was $94,898 compared to $264,781 in the comparative period. The difference was mostly due to a higher addition in property, plant and equipment in the comparative period.

Financing Activities

Net cash provided by financing activities in the current period was $472,586, comparing to net cash flow provided by financing activities of $188,775 in the comparative period. The difference was mostly due to higher gross proceeds from equity issued through our "At-the-Market" ("ATM") facility in the current period.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The Company raised net proceeds of approximately $16.0 million in September 2021 through a bought deal financing. The table below summarized the expected use of proceeds:

September 2021 Financing (Expenditures from October 2021 to June 2022) (1)	Expected Use of Proceeds ($M)	Actual Use of Proceeds ($M) (1)	Variance ($M)
Exploration work, including drilling	$7.0	$4.0	($3.0)
Development work, including engineering and permitting	$4.9	$5.6	$0.7
Other Site Costs (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$1.2	$2.1	$0.9
Site Ongoing Environmental Monitoring / Water Treatment	$0.9	$1.4	$0.5
Corporate G&A	$2.0	$2.4	$0.4
Total	$16.0	$15.5	($0.5) (2)

1. Actual Use of Proceeds includes actual expenditures from October 1, 2021 to March 31, 2022 and include estimated expenditures from April 1, 2022 to June 30, 2022.

2. The overall variance vs use of proceeds is not material.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters *.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
March 31, 2022	Nil	(5,786,834)	(0.09)
December 31, 2021	Nil	(7,200,497)	(0.11)
September 30, 2021	Nil	(9,538,606)	(0.17)
June 30, 2021	Nil	(9,529,459)	(0.18)
March 31, 2021	Nil	(6,665,083)	(0.12)
December 31, 2020	Nil	(8,426,081)	(0.16)
September 30, 2020	Nil	(5,705,363)	(0.12)
June 30, 2020	Nil	(3,800,379)	(0.08)

*Net loss per share data reflects the 2.5 to 1 consolidation on July 9, 2020 of the Company's issued and outstanding shares.

The net losses for all these quarters were mostly driven by exploration and development expenses, head office and site G&A expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and stock-based compensation expenses (non-cash item), partly offset by interest and rent income in all those periods and by foreign exchange gain recorded in the third quarters of 2021 and 2020.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company currently has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

The Company had a working capital of $4,654,433 at March 31, 2022 (December 31, 2021 - $9,387,223). Working capital decreased in the current period comparing to the year ended December 31, 2021 mostly due to a decrease in cash on continued expenditures as described above.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021, filed on SEDAR at www.sedar.com  and on Integra's website at www.integraresources.com.

LOAN RECEIVABLE

In August 2020, the Company extended a $140,000 loan to a local resident to complete the construction of a restaurant in the local community of Jordan Valley, Oregon. The loan was subsequently increased from $140,000 to $175,000.  The loan bears a 6.0% interest rate per annum for a five-year term, and the first payment, which was originally due on January 31, 2021, was subsequently deferred to April 30, 2021.  The monthly loan instalment is $3,383. The loan is fully secured by the premises and all property affixed or attached to or incorporated upon the premises.

An impairment test is being performed quarterly, based on the expected credit loss model. Management assessed the credit risk related to the loan as low. Integra is protected as the loan is fully secured on building and land, as per the Promissory Note agreement.

Summaries of the changes in the loan receivable and interest income for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are included in the Company's unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of C$10 million (US$8 million).

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation is expected to total $77,450 for 2022 (December 31, 2021 - $64,950) - of which $47,350 was paid in the current three-month period ended March 31, 2022.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

The Company's obligation related to land and road access lease payments, option payments and IDL rent payments is expected to total $383,669 for 2022 (December 31, 2021 - $329,331) - of which $92,130 was paid in the current three-month period ended March 31, 2022.

The Company's obligation for BML claim fees is expected to total $191,565 for 2022 (December 31, 2021 - $191,565).

Other Commitments

The Company's commitments and contractual obligations at March 31, 2022 are as follows:

Commitments and contractual obligations	Less than one year commitment	1 - 3 years commitment	3 - 5 years commitment	Over 5 years commitment	Total
Contractual obligations*	1,526,498	349,290	87,390	-	1,963,178
Total	$1,526,498	$349,290	$87,390	$-	$1,963,178

*Contractual obligations are related to various exploration and development commitments.

LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Summaries of the changes in right-of-use assets and the lease liabilities for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are included in the Company's unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021.

The Company subleased a portion of its head office to three companies for a rent income of $20,139 in the current three-month period ended March 31, 2022 (March 31, 2021 - $20,141). The income is recognized in the consolidated statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the three-month period ended March 31, 2022, the Company expensed $33,057 (March 31, 2021 - $17,661) related to these operating leases.  The Company's short-term lease commitment as of March 31, 2022 was $12,578 (December 31, 2021 - $19,068).

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

As March 31, 2022, $267,659 (December 31, 2021 - $693,344) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of March 31, 2022 were $8,143 (December 31, 2021 - $Nil) and was recorded in receivables.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the three-month periods ended March 31, 2022 and 2021 were as follows:

	March 31, 2022	March 31, 2021
Short-term benefits*	$456,814	$470,809
Associate companies**	(5,301)	(4,228)
Stock-based compensation	310,771	268,756
Total	$762,284	$735,337

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

In the current three-month period ended March 31, 2022, the Company issued 21,922 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months. The share-based payment related to these DSUs was calculated as $31,164, to be amortized over 12 months (all applicable expenses are included in the above table under stock-based compensation).

On March 31, 2021, the Company issued 6,921 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of that quarter. Those units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $18,586, expensed on March 31, 2021 (included in the above table under stock-based compensation).

The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership.

EQUIPMENT FINANCING

During the 2020 fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of $0.6 million ("mm"). The mobile equipment financing is guaranteed by Integra Resources Corp.

During the quarter ended June 30, 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of $0.3mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the financing incurred in the second quarter of 2021. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Summaries of the changes in the equipment financing liabilities and interest expenses for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are included in the Company's unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021.

OUTSTANDING SHARE DATA

Share capital details are included in the Company's unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2022 and 2021.

The following table outlines the outstanding share data as of the date of this MD&A:

May 11, 2022
Issued and outstanding common shares	62,598,209
Outstanding Options/RSUs/DSUs to purchase common shares	6,124,572
Issued and outstanding common shares (fully diluted)	68,722,781

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's audited consolidated financial statements for the year ended December 31, 2021.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's audited consolidated financial statements for the year ended December 31, 2021.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form for the fiscal year ended December 31, 2021, dated March 30, 2022 and available under the Company's issuer profile on SEDAR at www.sedar.com.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business, financial condition, and results of operations. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A, the financial statements of the Company or the AIF, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Company, and third parties with which the Company relies on or transacts, may materialize and may have an adverse effect on the Company's business, results of operation, and financial condition.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

NON-GAAP MEASURES

Alternative performance measures in this MD&A such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS. As the Company has yet to commence production, the equivalent historical non-GAAP financial measure is $0.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost ("AISC")

Site level AISC include cash costs (see description above) and sustaining capital, but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the DeLamar Project.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, who are a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CORPORATE GOVERNANCE

Management and the Board recognizes the value of good corporate governance and the need to adopt best practices. The Corporation is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board mandate outlining its responsibilities and defining its duties. The Board has five committees: the Audit Committee, the Compensation Committee, the Nomination and Corporate Governance Committee, the Technical and Safety Committee, and the Environmental Social Governance Committee. Each Committee has a committee charter, which outlines the Committee's mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also adopted a Code of Business Conduct and Ethics, which governs the ethical behavior of all employees, management, and directors. For more details on the Company's corporate governance practices, please refer to Integra's website (www.integraresources.com) and the statement of Corporate Governance contained in Integra's Management Information Circular dated May 14, 2021. The Management Information Circular is available on Integra's website (www.integraresources.com) and on SEDAR (www.sedar.com).

The Corporation's Directors have expertise in exploration, metallurgy, mining, financial reporting and accounting, M&A, financing, permitting and government relations, environmental considerations, human resources, governance, and relations with tribal nations and local communities. The Board meets at least four times per year.

CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of March 31, 2022 and concluded that the disclosure controls and procedures were effective.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and Rules 13a-15(f) and 15d-15(f) of the United States Securities Exchange Act of 1934, as amended. The Company's internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal controls over financial reporting include:

(a) Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the  assets of the Company;

(b) Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

(c) Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

(d) Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal controls over financial reporting as of March 31, 2022 and concluded that those controls were effective.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the three-month period ended March 31, 2022 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this MD&A contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition.

Forward-looking statements relate, but are not limited, to: the future financial or operating performance of the Company and the DeLamar Project; results from work performed to date; the estimation of Mineral Resources and Reserves; the realization of Mineral Resource and Reserve estimates; the development, operational and economic results of the pre-feasibility study for the DeLamar and Florida Mountain Areas, including cash flows, revenue potential, staged development, capital expenditures, development costs and timing thereof, extraction rates, life of mine projections and cost estimates; opportunity to pursue  heap-leach only approach; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion process; anticipated advancement of the DeLamar Project and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the DeLamar Project; future growth potential of the DeLamar Project; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at the DeLamar Project; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold and silver remaining at levels that render the DeLamar Project economic; the Company's ability to continue raising necessary capital to finance operations; the ability to realize on the Mineral Resource and Reserve estimates; capital and operating costs will not increase significantly from current levels or as outlined in the DeLamar Report; key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner; no significant adverse changes in Canada/U.S. currency exchange or interest rates and stock markets; and there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; uncertain nature of estimating Mineral Resources and Reserves; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources and Reserves; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2022 and 2021

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Readers are advised to study and consider risk factors disclosed in the Company's annual information form dated March 30, 2022 for the fiscal year ended December 31, 2021 and the Company's Form 40-F annual report for the year-ended December 31, 2021.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the unaudited interim condensed consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements with management. The Board of Directors has approved these unaudited interim condensed consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

President and CEO

May 11, 2022